Exhibit 99.1

Press Release

July 29, 2005

UCB Japan Co., Ltd.

Daiichi Pharmaceutical Co., Ltd.

Daiichi & UCB Japan Strengthen Their Long-term Collaboration for Zyrtec®in Japan

UCB Japan Co., Ltd. (Head Office: Chiyoda-ku, Tokyo, President: Fabrice Egros (hereafter UCBJ) and Daiichi Pharmaceutical Co., Ltd. (Head Office: Chuo-ku, Tokyo, President: Mr. Kiyoshi Morita (hereafter Daiichi) announced that the two companies agreed to strengthen their current collaboration for ZYRTEC® for the long-term.

Under the new agreement, Daiichi has co-promotion rights of Zyrtec with Sankyo Co., Ltd. until the contemplated merger is effective as a new united entity of DAIICHI SANKYO CO., LTD. (hereafter Daiichi-Sankyo).

Fabrice Egros, President of UCBJ stated that, “We are pleased to extend our agreement with our long-term partner Daiichi, which has been contributing to maximize Zyrtec since its launch in 1998. UCBJ is convinced that Zyrtec® Tablet, one of our major products with a well-established presence as an allergy treatment, will further expand its market presence. We are very excited that Zyrtec will be promoted by Daiichi-Sankyo, one of the top upcoming pharmaceutical companies in Japan.”

Mr. Kiyoshi Morita, President of Daiichi said, “Since the 1998 launch in Japan of Zyrtec, a globally recognized anti-allergic drug, we have been able to establish a top class product domestically due to its high profile and with our close relationship with UCBJ. We strongly believe that this new long-term collaboration will further strengthen the product’s position in the market.”

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[Further information]

UCB Japan Co., Ltd.

         Tel:+81-3-5283-1717

URL:http://www.ucb-group.co.jp

Daiichi Pharmaceutical Co., Ltd.

         Tel:+81-3-3273-7107

URL:http://www.daiichipharm.co.jp/

Zyrtec®

Zyrtec® Tablet is an anti-allergic drug indicated for allergic rhinitis, including pollinosis, urticaria, eczema and dermatitis, prurigo, and pruritus cutaneous. The drug is prescribed in over 100 countries worldwide. The drug’s antagonistic action, which works selectively on histamine H1 receptors, is fast, strong and long-lasting to exert the required effect from one Zyrtec® Tablet administered daily. The product which was launched in Japan in September 1998, is manufactured by UCBJ and currently distributed as one brand through two distribution channels of GlaxoSmithKline K.K. as well as Daiichi.

Daiichi Pharmaceutical Co., Ltd.

Daiichi Pharmaceutical Co., Ltd., has been a leader in the Japanese pharmaceutical industry for nearly a century. Established in 1915, Daiichi has grown as a research and development-based organization, ensuring its leading position as a developer of advanced pharmaceutical products and health care-related chemicals for 90 years. Daiichi’s main therapeutic and diagnostic areas of research include infectious diseases, cancer, cardiovascular disorders, cerebral and central nervous system illnesses, gastrointestinal ailments, immunological disorders and contrast media. Daiichi and Sankyo Co., Ltd, a Japan-based pharmaceutical company, will establish a joint holding company, Daiichi-Sankyo through a joint stock transfer on September 28, 2005.

UCB Japan Co., Ltd.

UCB Japan was established in 1988 as a Japanese subsidiary of UCB S.A. and has been promoting its business focusing on pharmaceuticals. In June 2000, it acquired the pharmaceutical division of Fujirebio Inc. Since then it has established its position in Japan and is enjoying further growth as a specialty pharmaceutical company possessing in-house marketed products such as STOGAR® tablets, the H2 receptor antagonist, and BUP-4® tablets for incontinence and urinary frequency, in addition to its strong-performing Zyrtec® tablets for allergic diseases.

UCB SA

UCB (www.ucb-group.com) is a global biopharmaceutical leader with headquarters in Brussels, Belgium, specialising in the fields of central nervous system disorders, allergy and respiratory diseases, immune and inflammatory disorders, as well as oncology. UCB key products are Keppra® (antiepileptic), Xyzal® and Zyrtec® (antiallergics), Nootropil® (cerebral function regulator), Tussionex™ (antitussive) and Metadate™ / Equasym XL™ (attention-deficit/hyperactivity disorder). UCB employs over 8,500 people operating in over 40 countries. UCB is listed on Euronext Brussels with a market capitalization of approximately € 5.8 billion.